40705 Ed.5-84 Form List
St. Paul Fire and Marine Insurance Co. 1995               Page 1
POLICY FORM LIST

Here's a list of all forms included in your policy, on the date shown below. These forms are listed in the same order as they appear in your policy.

Title                                   Form Number                 Edition Date

Policy Form List                        40705                       05-84
Hartford Series Fund, Inc.              40502                       01-80
457PB0753

Hartford Series Fund                    40502                           01-80
                        Page 3

Investment Company Blanket
Bond-Declarations                       ICB001                          07-04
Investment Company Blanket
Bond-Insuring Agreements                ICB005                          07-04
Named Insured Endorsement               ICB010                          07-04
Unauthorized Signatures                 ICB012                          07-04
Definition of Investment Company        ICB016                          07-04
Amend Insuring Agreement F
(Stamp / Medallion)                     ICB020                          07-04
Amend General Agreement A-
Newly Created Investment Companies      ICB025                          07-04
Add Exclusions (n) & (o)                ICB026                          07-04
Amend Termination Provision             ICB033                          07-04
Designate Persons For Discovery Of
Loss, And Provide Threshold For
Non-Employment
Facsimile Signatures                    ICB034                          07-04
Non-Cumulative Rider                    ICB038                          07-04
Co-Surety Rider                         ICB042                          07-04

MEL Forms, if necessary to duplicate expiring forms if not in renewal form.
Connecticut Rider                       ICB051                          07-04

Name of Insured         HARTFORD SERIES FUND, INC.
Policy Number 457PB0753
Effective Date 08/19/07
Processing Date 09/14/07 00:00 001
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Page 2
St. Paul Fire and Marine Insurance Co. 1995
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40502 Ed. 1-80                          Customized Form
1980 The St. Paul Travelers Companies, Inc. All Rights Reserved         Page 1
Hartford Series Fund, Inc.                                      457PB0753
Page 1
** This policy cancels and replaces prior policy number 469BD0223 along with 469BD0225 as listed on form ICB001.
*** Form ICB038 should read that bond number 457PB0752, "issued to The Hartford Financial Service Group, Inc."
****
Hartford Advisers HLS Fund, Inc.*
Hartford Bond HLS Fund, Inc.*
Hartford Capital Appreciation HLS Fund, Inc.*
Hartford Dividend and Growth HLS Fund, Inc.*
Hartford Global Advisors HLS Fund, Inc. (formerly named Hartford International
 Advisors HLS Fund, Inc.)*
Hartford Index HLS Fund, Inc.*
Hartford Internation Opportunities HLS Fund, Inc.*
Hartford MidCap HLS Fund, Inc.*
Hartford Money Market HLS Fund, Inc.*
Hartford Mortgage Securities HLS Fund, Inc.*
Hartford Small Company HLS Fund, Inc.*
Hartford Stock HLS Fund, Inc.*
*On July 16, 2002, shareholders authorized the reorganization of this Fund from a free-standing Maryland corporation into a new series of Hartford
 Series Fund, Inc.
HARTFORD SERIES FUND, INC. (which consists of the series listed below):

Hartford Advisers HLS Fund
Hartford Total Return Bond HLS Fund (formerly named Hartford Bond HLS
 Fund)
Hartford Capital Appreciation HLS Fund
Hartford Dividend and Growth HLS Fund
Hartford Equity Income HLS Fund
Hartford Global Advisers HLS Fund
Hartford Index HLS Fund
Hartford International Opportunities HLS Fund
Hartford MidCap HLS Fund
Hartford Money Market HLS Fund
Hartford Mortgage Securities HLS Fund
Hartford Small Company HLS Fund
Hartford Stock HLS Fund
Hartford Disciplined Equity HLS Fund (formerly named Hartford Growth and
 Income HLS Fund)
Hartford Growth and Income HLS Fund
Hartford Global Leaders HSL Fund
Hartford Global Communications HLS Fund
Hartford Global Financial Services HLS Fund
Hartford Growth HLS Fund
Hartford High Yield HLS Fund
Hartford Global Health HSL Fund
Hartford Global Technology HLS Fund
Name of Insured HARTFORD SERIES FUND, INC.
Policy Number 457PB0753
Effective Date 08/19/07
Processing Date 09/14/07 00:00 001
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40502 Ed. 1-80
Page 2 1980 The St. Paul Travelers Companies, Inc. All Rights Reserved Hartford Fundamental Growth HLS Fund (formerly named Hartford Focus HLS Fund and named changed on 7/27/2007)
Hartford International Capital Appreciation HLS Fund
Hartford International Small Company HLS Fund
Hartford MidCap Value HLS Fund
Hartford Value HLS Fund
THE HARTFORD MUTUAL FUNDS, INC. (which consists of the series below):
The Hartford Advisors Fund
The Hartford Balanced Allocation Fund
The Hartford Balanced Income Fund
The Hartford Capital Appreciation Fund
The Hartford Capital Appreciation II Fund
The Hartford Checks and Balances Fund
The Hartford Conservative Allocation Fund
The Hartford Small Company Fund
The Hartford International Opportunities Fund
The Hartford Stock Fund
The Hartford Tax-Free California Fund
The Hartford Tax-Free New York Fund
The Hartford Dividend and Growth Fund
The Hartford Equity Income Fund
The Hartford Equity Growth Allocation Fund (formerly The Hartford Aggressive Growth Allocation Fund)
The Hartford Floating Rate Fund
The Hartford Fundamental Growth Fund (formerly The Hartford Focus Fund) The Hartford Growth Communications Fund
The Hartford Global Financial Services Fund
The Hartford Growth Allocation Fund
The Hartford Disciplined Equity Fund (formerly The Hartford Growth and Income Fund)

The Hartford Total Return Bond Fund (previously known as The Hartford
Bond Income Strategy Fund)
The Hartford Money Market Fund
The Hartford Short Duration Fund (previously known as The Hartford Short Maturity Fund)
The Hartford MidCap Fund
The Hartford Global Leaders Fund
The Hartford High Yield Fund
The Hartford High Yield Municipal Bond Fund
The Hartford Income Allocation Fund
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford Global Health Fund
The Hartford Global Technology Fund
The Hartford International Capital Appreciation Fund
The Hartford International Small Company Fund
The Hartford LargeCap Growth Fund
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40502 Ed. 1-80 Customized Form
1980 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1 Hartford Series Fund 457PB0753
Page 3
The Hartford MidCap Value Fund
The Hartford MidCap Growth Fund
The Hartford Select MidCap Growth Fund
The Hartford Select MidCap Value Fund
The Hartford Select SmallCap Growth Fund
The Hartford Select SmallCap Value Fund
The Hartford Strategic Income Fund (effective 05/31/2007)
The Hartford Retirement Income Fund
The Hartford Target Retirement 2010 Fund
The Hartford Target Retirement 2020 Fund
The Hartford Target Retirement 2030 Fund
The Hartford Value Fund
HARTFORD HLS SERIES FUND II, INC.,(which consists of the series below):
Hartford Growth Opportunities HLS Fund
Hartford SmallCap Growth HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund
Hartford American Leaders HLS Fund (also known as Hartford American Leaders
 Value HLS Fund)**
Hartford Blue Chip Stock HLS Fund***
Hartford Blue Chip Stock HLS Fund II**
Hartford Capital Opportunities HLS Fund ****
Hartford Global Equity HLS Fund
Hartford International Stock HLS Fund
Hartford International Stock HLS Fund II**
Hartford Investors Growth HLS Fund **
Hartford LargeCap Growth HLS Fund ****
Hartford MidCap Growth HLS Fund (formerly Hartford MidCap Stock HLS Fund) Hartford Multisector Bond HLS Fund (merged into Hartford Bond HLS Fund on 04/30/2004)
Hartford SmallCap Growth HLS Fund
Hartford SmallCap Value HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund
**On January 24, 2003, shareholders voted to merge this series into another series of Hartford HLS Series Fund II, Inc.
***On February 5, 2007 Hartford Blue Chip Stock HLS Fund renamed Hartford LargeCap Growth HLS Fund.
****On February 2, 2007 Hartford Capital Opportunity HLS Fund and

Hartford LargeCap Growth HLS Fund merged into Hartford Blue Chip Stock HLS Fund and Hartford Blue Chip Stock HLS Fund was subsequently renamed (February 5,
2007)
Hartford LargeCap Growth Fund.
The Hartford Mutual Funds II, Inc. on behalf of the following series:
The Hartford SmallCap Growth Fund
The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford Tax-Free Minnesota Fund (previously known as The Hartford
Tax-Free Minnesota Portfolio)
Name of Insured HARTFORD SERIES FUND, INC.
Policy Number 457PB0753
Effective Date 08/19/07
Processing Date 09/14/07 00:00 001
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40502 Ed. 1-80
Page 2 1980 The St. Paul Travelers Companies, Inc. All Rights Reserved
The Hartford Tax-Free National Fund (previously known as The Hartford
Tax-Free
National Portfolio)
The Hartford U.S. Government Securities Fund
The Hartford Value Opportunities Fund
The Hartford Income Shares Fund, Inc. (formerly named Fortis Securities, Inc.)(Closed-end Fund)
And/or any investment fund owned, controlled or operated by any one or more of those named as Insureds, subject to General Agreement A of the attached bond.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss



ICB001 Rev. 7/04
2004 The Travelers Companies, Inc. Page 1 of 2
INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)
DECLARATIONS                                    BOND NO. 457PB0753
Item 1. Name of Insured (herein called Insured):
HARTFORD SERIES FUND, INC.
Principal Address:
Item 2. Bond Period from 12:01 a.m. on 08/19/07 to 12:01 a.m. on 08/19/08 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

Deductible                                    Limit of Liability Amount

Insuring Agreement A-FIDELITY                 $50,000,000     $250,000
Insuring Agreement B-AUDIT EXPENSE               $250,000      $ 5,000
Insuring Agreement C-PREMISES                 $50,000,000     $250,000
Insuring Agreement D-TRANSIT                  $50,000,000     $250,000
Insuring Agreement E-FORGERY OR ALTERATION    $50,000,000     $250,000
Insuring Agreement F-SECURITIES               $50,000,000     $250,000
Insuring Agreement G-COUNTERFEIT CURRENCY     $50,000,000     $250,000
Insuring Agreement H-STOP PAYMENT                $500,000       $5,000
Insuring Agreement I-UNCOLLECTIBLE ITEMS
OF DEPOSIT                                    $10,000,000     $250,000
OPTIONAL COVERAGES ADDED BY RIDER:

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: Worldwide
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
2004 The Travelers Companies, Inc. Page 2 of 2
Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through See Policy Froms List
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 469BE0223 ** such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.
Countersigned:
Authorized Representative Countersigned At
Countersignature Date
ST. PAUL FIRE AND MARINE INSURANCE COMPANY

/s/ Bruce A. Backberg                     /s/ Brian MacLean

      Secretary                               President

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB005 Ed. 7-04 1 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
INVESTMENT COMPANY BLANKET BOND
The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:
INSURING AGREEMENTS
(A) FIDELITY
Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.
(B) AUDIT EXPENSE
Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.
(C) ON PREMISES
Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.
Office and Equipment
(1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or
(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.
(D) IN TRANSIT
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 2 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.
(E) FORGERY OR ALTERATION
Loss through Forgery or alteration of or on:
(1) any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or
(2) other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:
(a) customer of the Insured, or

(b) shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or
(c) financial or banking institution or stockbroker, but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or
(3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES
Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,
(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:
(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or
(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 3 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.
Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.
The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY
Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.
(H) STOP PAYMENT
Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:
For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT
Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured. Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.
This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).
GENERAL AGREEMENTS
A. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION OR MERGER - NOTICE
(1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.
(2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 4 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.
B. WARRANTY No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.
C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)
The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:
(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.
The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.
D. FORMER EMPLOYEE
Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.
THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS: SECTION 1. DEFINITIONS
The following terms, as used in this bond have the respective meanings stated in this Section:
(a) "Employee" means:
(1) any of the Insured's officers, partners, or employees, and
(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 5 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and
(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part time basis, and
(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section
(9) hereof, and
(8) those persons so designated in Section 15, Central Handling of Securities, and
(9) any officer, partner, or Employee of:
(a) an investment advisor,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder accounting record-keeper, or
(d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.
Each employer of temporary personnel or processors as set forth in sub-sections
(6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.
(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
(c) "Forgery" means the signing of the name of another with intent to deceive; it does not
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 6 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved include the signing of one's own name with or without authority, in any capacity, for any purpose.
(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.
(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.
SECTION 2. EXCLUSIONS THIS BOND, DOES NOT COVER:
(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).
(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.
(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.
(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).
(f) loss resulting from any violation by the Insured or by any Employee:
(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or
(2) of any rule or regulation made pursuant to any such law. unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).
(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.
(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).
(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
(j) loss through the surrender of Property away from an office of the Insured as a result of a threat:
(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 7 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).
(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.
SECTION 3. ASSIGNMENT OF RIGHTS
This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.
SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS
This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
Discovery occurs when the Insured:
(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.
SECTION 5. VALUATION OF PROPERTY
The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 8 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
SECTION 6. VALUATION OF PREMISES AND FURNISHINGS
In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.
SECTION 7. LOST SECURITIES
If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interest in and to said securities.
With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds. With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.
SECTION 8. SALVAGE
in case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.
SECTION 9. NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL
LIABILITY
At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:
(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b) any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 9 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. Sub-section
(c) is not applicable to any situation to which the language of sub-section (d) applies.
SECTION 10. LIMIT OF LIABILITY
With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
SECTION 11. OTHER INSURANCE
If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.
SECTION 12. DEDUCTIBLE
The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b),
(c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations. The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.
SECTION 13. TERMINATION
The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.
This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 10 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.
This Bond shall terminate:
(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or
(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.
SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION
At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwrite, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor. Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:
(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium. The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.
SECTION 15. CENTRAL HANDLING OF SECURITIES
Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
The words "Employee" and 'Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis. The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 11 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the centra handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.
This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.
SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED
If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;
(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;
(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;
(d) knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and
(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.
SECTION 17. NOTICE AND CHANGE OF CONTROL
Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)
(9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c) the total number of outstanding voting securities.
As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated. Such notice is not required to be given in the case of an Insured which is an Investment Company.
SECTION 18. CHANGE OR MODIFICATION
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 12 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


INSURED
ICB010 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved Page of 1 1 ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
See Form 40502 ****
2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB012 Ed. 7-04                 INSURED
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Unauthorized Signatures
It is agreed that:
1. The attached bond is amended by inserting an additional Insuring
Agreement as follows:
INSURING AGREEMENT      UNAUTHORIZED SIGNATURE
(A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.
(B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.
2. The total liability of the Underwriter under Insuring Agreement is limited to the sum of Ten Million Dollars ($10,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
3. With respect to coverage afforded under this Rider, the Deductible Amount shall be Two hundred and fifty thousand dollar Dollars ($250,000 ). Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB016 Ed. 7-04                         INSURED
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS

SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Definition of Investment Company
It is agreed that:
1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:
(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB020 Ed. 7-04                         INSURED
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Amend Insuring Agreement F (Stamp / Medallion)
It is agreed that:
1. Paragraph (2) of Insuring Agreement F - SECURITIES, is deleted in its entirety, and the following is substituted in lieu thereof:
(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures, whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; or purportedly guaranteed in writing or witnessed any signatures on any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments, which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured, which was lost, stolen or counterfeited and for which loss the Insured is legally liable; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) of the attached Bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB025 Ed. 7-04                                 INSURED
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Amend General Agreement A - Newly Created Investment Companies
It is agreed that:
1. General Agreement A. (Additional Offices or Employees - Consolidation or Merger - Notice) is amended by inserting the following:
(3) Item 1. of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter following the end of the Bond Period, a list of all Newly Created Investment Companies or portfolios, the estimated assets of each Newly Created portfolio and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios unless said prospectuses and statements of additional information have been previously submitted.
Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the period, will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.
2. It is further agreed that the following definition is added to Section
1. DEFINITIONS.
(X) Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB026 Ed. 7-04                 INSURED
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Add Exclusions (n) & (o)
It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:
(n) loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.
(o) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB033 Ed. 7-04                         INSURED
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Amend Termination Provision - Designate persons for discovery of loss, and provide threshold for non-employment related acts
It is agreed that:
1. Sub-paragraph (a) of Section 13. of the Conditions and Limitations, Termination, is deleted in its entirety and the following is substituted in lieu thereof:
(a) as to any Employee as soon as a corporate risk management employee who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to any loss of any Property then in transit in the custody of such Employee (see Section 16 (d)), or
2. It is further agreed that the termination provisions outlined in sub-paragraph (a) will not apply if the dishonest or fraudulent act was committed outside the course of their employment at the Insured, occurred more than three years prior to discovery and involved a sum of less than $5,000 . It is further agreed that this bond will cover any Employee with a prior dishonesty record provided the Underwriter or a prior bond Underwriter has agreed to waive the termination provisions for a previously reported dishonest or fraudulent act. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB034 Ed. 7-04                         INSURED
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Facsimile Signatures
It is agreed that:
1. The attached bond is hereby amended by adding an additional Insuring Agreement J as follows:
(X) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that
(a) such facsimile signature is used on a document
(1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or
(2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;
(b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and
(c) this Insuring Agreement (J) shall not apply to any Certificated Securities which are Counterfeit.
2. Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (J).
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB038 Ed. 7-04                 INSURED
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Non - Cumulative Rider
It is agreed that:
In the event of a loss covered under this Bond, and also covered under Financial Institution Bond, Standard Form No. 14, Bond No. 457PB0752 , issued to See Form 40502 ***, the Single Loss Limit of Liability hereunder applicable to any one loss (as outlined) in Section 4. of the CONDITIONS AND LIMITATIONS, shall be reduced by any payment under Bond No. 457PB0752 and only the remainder, if any, shall be applicable to any such loss hereunder.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB042 Ed. 7-04 Page 1 of 2
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Co-Surety Rider
It is agreed that:
1. The term "Underwriter" as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.
2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.
3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.
4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.
5. The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.
6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.
7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.
8. In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.
9. In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB042 Ed. 7-04         INSURED                         Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
Underwritten for the            Controlling Company
Sum of $                        part of
                                                By:
Underwritten for the            Carriers Name
Sum of $                        part of
                                                By:
Underwritten for the            Carriers Name
Sum of $                        part of
                                                By:
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB051 Ed. 7-04 Page 1 of 2
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
457PB0753
DATE ENDORSEMENT OR RIDER EXECUTED
09/14/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
08/19/07
* ISSUED TO
HARTFORD SERIES FUND, INC.
Connecticut Rider
It is agreed that:
1. The fifth sentence of the first paragraph of Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS, is hereby deleted in its entirety and replaced with:
"Legal
proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 36 months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within 36 months from the date upon which the judgment in such suit shall become final".
2. Section 13. TERMINATION is amended by the addition of the following:
"The Underwriter may not refuse to renew this bond unless the Underwriter or its agent shall send, by registered or certified mail or by mail evidenced by a certificate of mailing, or deliver to the Insured, at the address shown on the Declarations, at least 60 days' advance notice of its intention not to renew. The notice of intent not to renew shall state or be accompanied by a statement specifying the reason for such nonrenewal. This provision shall not apply:
(1) In case of nonpayment of premium; or (2) if the Insured fails to pay any advance premium required by the Underwriter for renewal.
"A premium billing notice shall be mailed or delivered to the Insured by the Underwriter or its agent not less than 30 days in advance of the bond's renewal or anniversary date. The premium billing notice shall be based on the rates and rules applicable to the ensuing policy period.
"Failure of the Underwriter or its agent to provide the Insured with the required notice of nonrenewal or premium billing shall entitle the Insured to:
(1) Renewal of the bond for a term of not less than 1 year, and (2) the privilege of pro-rata cancellation at the lower of the current or previous year rates if exercised by the Insured within 60 days from the renewal date or anniversary date. Renewal of a bond shall not constitute a waiver or estoppel with respect to grounds for cancellation that existed before the effective date of such renewal.
"After the bond has been in effect for more than 60 days, or after the effective date of a renewal bond, the Underwriter may not cancel the bond unless the cancellation is based on the occurrence, after the effective date of the bond or renewal, of one or more of the following conditions:
(1) Nonpayment of premium; (2) conviction of a crime arising out of acts increasing the hazard insured against; (3) discovery of fraud or material misrepresentation by the Insured in obtaining the policy or in perfecting any claim thereunder; (4) discovery of any willful or reckless act or omission by the Insured increasing the hazard insured against; (5) physical changes in the property that increase the hazard insured against; (6) a determination by the commissioner that continuation of the bond would violate or place the Underwriter in violation of the law; (7) a material increase in the hazard insured against; or (8) a substantial loss of reinsurance by the Underwriter affecting this particular line of insurance. If the basis for cancellation is nonpayment of premium, at least 10 days' advance notice shall be given and the Insured may continue the coverage and avoid the effect of the cancellation by payment in full at any time prior to the effective date of cancellation. If the basis for cancellation is conviction of a crime arising out of acts increasing the hazard insured against, discovery of fraud or material misrepresentation by the Insured in obtaining the bond or in perfecting any claim thereunder, discovery of any wilful or reckless act or The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


IBC051 Ed. 7-04                 INSURED         Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved omission by the Insured increasing the hazard insured against or a determination by the commissioner that continuation of the bond would violate or place the Underwriter in violation of the law, at least 10 days' advance notice shall be given. In all other cases, at least 60 days' notice shall be given. Notice of cancellation shall not be effective unless it is sent, by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing, or delivered by the Underwriter to the Insured by the required date."
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                   RESOLUTIONS OF THE BOARDS OF DIRECTORS OF

                           HARTFORD SERIES FUND, INC.
                        HARTFORD HLS SERIES FUND II, INC.
                         THE HARTFORD MUTUAL FUNDS, INC.
                       THE HARTFORD MUTUAL FUNDS II, INC.
                      THE HARTFORD INCOME SHARES FUND, INC.

                             APPROVED AUGUST 8, 2007


RENEWAL OF JOINT FIDELITY BOND

         RESOLVED, that each of the officers of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Income Shares Fund, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc. (each, a "Company" and collectively, the "Companies") is hereby authorized to enter into a joint fidelity bond written by Travelers or another insurance company with an AM Best rating of A or better as lead provider so that the amount of insurance is equal to the greater of $50 million or the amount required by the Investment Company Act of 1940 ("1940 Act") (the "Joint Bond"), in substantially the form presented at this meeting, for the period ending on or about August 19, 2008; and

         FURTHER RESOLVED, that the Joint Bond will cover, among other things, officers of the Companies in accordance with the requirements of Rule 17g-1 under the 1940 Act; and

         FURTHER RESOLVED, that after considering such factors as: the value of the aggregate assets of the Companies to which any person covered under the Joint Bond may have access; the types and terms of the arrangements for the custody and safekeeping of such assets and the nature of the securities in the portfolio of each Company, management has represented and it is the judgment of each Board that the form of and the amount of the Joint Bond are reasonable, and are hereby approved; and

         FURTHER RESOLVED, that in approving the Joint Bond, each Board has also given due consideration to, among other things, (i) the total amount of the Joint Bond; (ii) the amount of the premium of the Joint Bond; (iii) the ratable allocation of the total premium among all the insureds; and
         (iv) that the share of the premium allocated to each Company under the Joint Bond is less than the premium that each Company would have had to pay had each Company maintained a single insured bond; and

         FURTHER RESOLVED, that each of the officers of each Company is hereby authorized and directed to enter into an agreement on behalf of the Company, as required by Rule 17g-1(f) under the 1940 Act, with each of the other insured Companies, providing in substance that in the event any recovery is received under the Joint Bond as a result of a loss sustained by the Company and also by one or more of the other insured Companies, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1); and

         FURTHER RESOLVED, that each of the officers of each Company is hereby authorized and directed to pay on behalf of that Company its respective portion of the total premium, pro rata based on net assets; and

         FURTHER RESOLVED, that the Secretary of each Company or his delegate is hereby instructed to make all filings with the SEC and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Company with respect to the Joint Bond; and

         FURTHER RESOLVED, that each of the officers of each Company is hereby authorized and directed to increase the amount of the Joint Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and

         FURTHER RESOLVED, that each of the officers of each Company is hereby authorized to execute and deliver such documents as may be necessary to effect the policy and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

           JOINT INSURED BOND -- AGREEMENT FOR PROPORTIONATE RECOVERY

                            EFFECTIVE AUGUST 19, 2007

In accordance with Rule 17g-1(f) of the Investment Company Act of 1940, the parties listed on the signature pages (the "Parties") hereby agree as follows:

WHEREAS, each of the Parties is an insured under the Financial Institution Bond issued by Travelers Casualty and Surety Company (the "Bond"), effective August 19, 2007; and

WHEREAS, the Bond provides joint fidelity bond coverage in accordance with Rule 17g-1; and

WHEREAS, under the terms of the Bond, the fidelity coverage is $50 million per occurrence; and

In consideration of the benefits provided by the purchase of the joint Bond coverage,

NOW THEREFORE, IT IS AGREED THAT:

In the event recovery is received under the Bond as a result of a loss sustained by a Fund and another of the Parties, the Fund shall receive an equitable and proportionate share of the recovery, at least equal to the amount that it would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

IN WITNESS WEHREOF, the parties hereto have caused this agreement to be executed by their duly authorized representative.

Hartford Series Fund, Inc.*
Hartford HLS Series Fund II, Inc. *
The Hartford Mutual Funds, Inc. *
The Hartford Mutual Funds II, Inc. *
The Hartford Income Shares Fund, Inc.


By:    /s/ Edward P. Macdonald
       ---------------------------------------------
       Edward P. Macdonald
       Vice President



------------------------------------
* For itself and on behalf of its series listed on Appendix A.

                                  ATTACHMENT A
                          Amended as of August 19, 2007


HARTFORD SERIES FUND, INC.
     Hartford Advisers HLS Fund
     Hartford Capital Appreciation HLS Fund
     Hartford Disciplined Equity HLS Fund
     Hartford Dividend and Growth HLS Fund
     Hartford Equity Income HLS Fund
     Hartford Fundamental Growth HLS Fund(1)
     Hartford Global Advisers HLS Fund
     Hartford Global Communications HLS Fund
     Hartford Global Financial Services HLS Fund
     Hartford Global Health HLS Fund
     Hartford Global Growth HLS Fund(2)
     Hartford Global Technology HLS Fund
     Hartford Growth HLS Fund
     Hartford High Yield HLS Fund
     Hartford Index HLS Fund
     Hartford International Growth HLS Fund(3)
     Hartford International Opportunities HLS Fund(4)
     Hartford International Small Company HLS Fund
     Hartford MidCap HLS Fund
     Hartford MidCap Value HLS Fund
     Hartford Money Market HLS Fund
     Hartford Mortgage Securities HLS Fund
     Hartford Small Company HLS Fund
     Hartford Stock HLS Fund
     Hartford Total Return Bond HLS Fund
     Hartford Value HLS Fund


HARTFORD HLS SERIES FUND II, INC.

     Hartford Growth Opportunities HLS Fund
     Hartford International Stock HLS Fund(4)
     Hartford LargeCap Growth HLS Fund(5,6)
     Hartford MidCap Growth Fund(7)
     Hartford SmallCap Growth HLS Fund
     Hartford SmallCap Value HLS Fund
     Hartford U.S. Government Securities HLS Fund
     Hartford Value Opportunities HLS Fund

---------------------

1. Name change effective July 27, 2007 to Hartford Fundamental Growth HLS (formerly Hartford Focus HLS Fund).

2. Name change July 27, 2007 to Hartford Global Growth HLS Fund (formerly Hartford Global Leaders HLS Fund).

3. Name change July 27, 2007 to Hartford International Growth HLS Fund (formerly Hartford International Capital Appreciation HLS Fund.

4. Proposed merger of Hartford International Stock HLS Fund into Hartford International Opportunities HLS Fund subject to shareholder approval (September 25, 2007), to be effective October 12, 2007

5. Name change effective February 5, 2007 (formerly Hartford Blue Chip Stock HLS Fund)

6. On February 2, 2007 Hartford Capital Opportunities HLS Fund and Hartford LargeCap Growth HLS Fund merged into Hartford Blue Chip Stock HLS Fund and Hartford Blue Chip Stock HLS Fund was subsequently re-named (February 5, 2007) Hartford LargeCap Growth HLS Fund.

7. Name change effective December 11, 2006 (formerly Hartford MidCap Stock HLS Fund)

THE HARTFORD MUTUAL FUNDS, INC.

        The Hartford Advisers Fund
        The Hartford Balanced Allocation Fund
        The Hartford Balanced Income Fund
        The Hartford Capital Appreciation Fund
        The Hartford Capital Appreciation II Fund
        The Hartford Checks and Balances Fund(1)
        The Hartford Conservative Allocation Fund
        The Hartford Disciplined Equity Fund
        The Hartford Dividend and Growth Fund
        The Hartford Equity Growth Allocation Fund(2)
        The Hartford Equity Income Fund
        The Hartford Floating Rate Fund
        The Hartford Fundamental Growth Fund(3)
        The Hartford Global Communications Fund
        The Hartford Global Financial Services Fund
        The Hartford Global Growth Fund(4)
        The Hartford Global Health Fund
        The Hartford Global Technology Fund
        The Hartford Growth Allocation Fund
        The Hartford High Yield Fund
        The Hartford High Yield Municipal Bond Fund(1)
        The Hartford Income Allocation Fund
        The Hartford Income Fund
        The Hartford Inflation Plus Fund
        The Hartford International Growth Fund(5)
        The Hartford International Opportunities Fund
        The Hartford International Small Company Fund
        The Hartford LargeCap Growth Fund
        The Hartford MidCap Fund
        The Hartford MidCap Growth Fund(6)
        The Hartford MidCap Value Fund
        The Hartford Money Market Fund
        The Hartford Select MidCap Growth Fund
        The Hartford Select MidCap Value Fund
        The Hartford Select SmallCap Value Fund(4)
        The Hartford Short Duration Fund
        The Hartford Small Company Fund
        The Hartford Stock Fund
        The Hartford Strategic Income Fund(1)
        The Hartford Retirement Income Fund
        The Hartford Target Retirement 2010 Fund
        The Hartford Target Retirement 2020 Fund
        The Hartford Target Retirement 2030 Fund
        The Hartford Tax-Free California Fund
        The Hartford Tax-Free New York Fund
        The Hartford Total Return Bond Fund
        The Hartford Value Fund

1.      Effective date May 31, 2007

2. Name change effective March 1, 2007 to The Hartford Equity Growth Allocation Fund (formerly The Hartford Aggressive Growth Allocation
        Fund)

3. Name change effective March 30, 2007 to The Hartford Fundamental Growth Fund (formerly The Hartford Focus Fund)

4. Name change effective June 30, 2007 to The Hartford Global Growth Fund (formerly The Hartford Global Leaders Fund)

5. Name change effective June 30, 2007 to The Hartford International Growth Fund (formerly The Hartford International Capital Appreciation
        Fund)

6.      Closed to new and existing shareholders as of April 23, 2007.

THE HARTFORD MUTUAL FUNDS II, INC.

        The Hartford Growth Fund
        The Hartford Growth Opportunities Fund
        The Hartford SmallCap Growth Fund
        The Hartford Tax-Free Minnesota Fund
        The Hartford Tax-Free National Fund
        The Hartford U.S. Government Securities Fund
        The Hartford Value Opportunities Fund

THE HARTFORD INCOME SHARES FUND, INC.

                             FIDELITY BOND COVERAGE
                       BASED ON ASSETS ON AUGUST 31, 2007

                                                                                           BOND REQUIREMENT
                                                                   GROSS ASSETS      BY SERIES OR           BY
                                                                    AUG. 2007         PORTFOLIO         REGISTRANT
                                                                  (000s omitted)    (000s omitted)    (000s omitted)

                           TOTALS

Hartford Series Fund, Inc.                                          $60,776,328         $33,850           $2,500

Hartford HLS Series Fund II, Inc.                                    $4,889,067          $6,550           $2,500

The Hartford Mutual Funds, Inc.                                     $45,856,565         $36,150           $2,500

The Hartford Mutual Funds II, Inc.                                   $3,911,654          $5,800           $2,100

The Hartford Income Shares Fund, Inc.                                  $101,975            $525             $525

                                                                   $115,535,589         $82,875          $10,125
HARTFORD SERIES FUND, INC.
   The Hartford Advisers HLS Fund                                    $7,967,646          $2,500
   The Hartford Capital Appreciation HLS Fund                       $14,824,281          $2,500
   The Hartford Disciplined Equity HLS Fund                          $1,904,890          $1,500
   The Hartford Dividend and Growth HLS Fund                         $7,523,561          $2,500
   The Hartford Equity Income HLS Fund                                 $471,330            $750
   The Hartford Fundamental Growth HLS Fund (formerly
   The Hartford Focus HLS Fund)                                         $87,096            $450
   The Hartford Global Advisers HLS Fund                               $523,017            $900
   The Hartford Global Communications HLS Fund                          $27,878            $300
   The Hartford Global Financial Services HLS Fund                      $32,243            $300
   The Hartford Global Health HLS Fund                                 $412,814            $750
   The Hartford Global Growth HLS Fund (formerly The
   Hartford Global Leaders HLS Fund)                                 $1,228,168          $1,250
   The Hartford Global Technology HLS Fund                             $152,519            $600
   The Hartford Growth HLS Fund                                        $529,650            $900
   The Hartford High Yield HLS Fund                                    $748,509            $900
   The Hartford Index HLS Fund                                       $1,756,716          $1,500
   The Hartford International Capital Appreciation HLS Fund            $979,521          $1,000
   The Hartford International Opportunities HLS Fund                 $2,097,841          $1,500
   The Hartford International Small Company HLS Fund                   $447,191            $750
   The Hartford MidCap HLS Fund                                      $3,109,635          $1,900
   The Hartford MidCap Value HLS Fund                                $1,069,347          $1,250
   The Hartford Money Market HLS Fund                                $2,672,810          $1,700
   The Hartford Mortgage Securities HLS Fund                           $603,103            $900
   The Hartford Small Company HLS Fund                               $1,567,561          $1,500
   The Hartford Stock HLS Fund                                       $4,931,798          $2,500
   The Hartford Total Return Bond HLS Fund                           $4,670,298          $2,500
   The Hartford Value HLS Fund                                         $436,905            $750

                                                          TOTAL     $60,776,328         $33,850           $2,500

                             FIDELITY BOND COVERAGE
                       BASED ON ASSETS ON AUGUST 31, 2007

                                                                                           BOND REQUIREMENT
                                                                   GROSS ASSETS      BY SERIES OR          BY
                                                                    AUG. 2007         PORTFOLIO        REGISTRANT
                                                                  (000s omitted)    (000s omitted)   (000s omitted)

HARTFORD HLS SERIES FUND II, INC.
   The Hartford Growth Opportunities HLS Fund                        $1,507,596          $1,500
   The Hartford International Stock HLS Fund                            $96,069            $450
   The Hartford Large Cap Growth HLS Fund                              $188,450            $600
   The Hartford MidCap Growth HLS Fund                                  $59,431            $400
   The Hartford SmallCap Growth HLS Fund                               $943,348          $1,000
   The Hartford SmallCap Value HLS Fund                                 $95,046            $450
   The Hartford U.S. Government Securities HLS Fund                  $1,317,936          $1,250
   The Hartford Value Opportunities HLS Fund                           $681,191            $900

                                                          TOTAL      $4,889,067          $6,550           $2,500

THE HARTFORD MUTUAL FUNDS, INC.
   The Hartford Advisers Fund                                        $1,576,086          $1,500
   The Hartford Balanced Allocation Fund                               $902,412          $1,000
   The Hartford Balanced Income Fund                                    $40,890            $350
   The Hartford Capital Appreciation Fund                           $18,716,190          $2,500
   The Hartford Capital Appreciation II Fund                         $1,111,325          $1,250
   The Hartford Checks and Balances Fund                               $119,063            $525
   The Hartford Conservative Allocation Fund                           $184,010            $600
   The Hartford Disciplined Equity Fund                                $338,840            $750
   The Hartford Dividend & Growth Fund                               $4,017,874          $2,300
   The Hartford Equity Growth Allocation Fund                          $268,949            $750
   The Hartford Equity Income Fund                                     $972,199          $1,000
   The Hartford Floating Rate Fund                                   $4,577,221          $2,500
   The Hartford Fundamental Growth Fund (formerly The
   Hartford Focus Fund)                                                 $62,089            $400
   The Hartford Global Communications Fund                              $40,087            $350
   The Hartford Global Financial Services Fund                          $31,971            $300
   The Hartford Global Growth Fund (formerly The Hartford
   Global Leaders Fund)                                                $772,422          $1,000
   The Hartford Global Health Fund                                     $914,896          $1,000
   The Hartford Global Technology Fund                                  $65,765            $400
   The Hartford Growth Allocation Fund                                 $814,367          $1,000
   The Hartford High Yield Fund                                        $245,571            $600
   The Hartford High Yield Municipal Bond Fund                          $30,310            $300
   The Hartford Income Allocation Fund                                  $48,190            $350

                             FIDELITY BOND COVERAGE
                       BASED ON ASSETS ON AUGUST 31, 2007

                                                                                           BOND REQUIREMENT
                                                                   GROSS ASSETS      BY SERIES OR          BY
                                                                    AUG. 2007         PORTFOLIO        REGISTRANT
                                                                  (000s omitted)    (000s omitted)   (000s omitted)

   The Hartford Income Fund                                            $290,118            $750
   The Hartford Inflation Plus Fund                                    $540,515            $900
   The Hartford International Growth Fund (formerly The
   Hartford International Capital Appreciation Fund)                   $469,612            $750
   The Hartford International Opportunities Fund                       $370,489            $750
   The Hartford International Small Company Fund                       $297,506            $750
   The Hartford LargeCap Growth Fund                                    $11,293            $200
   The Hartford MidCap Fund                                          $3,235,966          $1,900
   The Hartford MidCap Growth Fund                                      $20,162            $250
   The Hartford MidCap Value Fund                                      $446,092            $750
   The Hartford Money Market Fund                                      $460,496            $750
   The Hartford Retirement Income Fund                                   $3,268            $125
   The Hartford Select MidCap Growth Fund                               $32,568            $300
   The Hartford Select MidCap Value Fund                                $94,817            $450
   The Hartford Select SmallCap Value Fund                             $109,460            $525
   The Hartford Short Duration Fund                                    $209,185            $600
   The Hartford Small Company Fund                                     $541,383            $900
   The Hartford Stock Fund                                           $1,122,511          $1,250
   The Hartford Strategic Income Fund                                   $48,734            $350
   The Hartford Target Retirement 2010 Fund                              $8,117            $175
   The Hartford Target Retirement 2020 Fund                             $17,270            $225
   The Hartford Target Retirement 2030 Fund                             $14,254            $200
   The Hartford Tax-Free California Fund                                $43,980            $350
   The Hartford Tax-Free New York Fund                                  $15,993            $225
   The Hartford Total Return Bond Fund                               $1,205,350          $1,250
   The Hartford Value Fund                                             $396,699            $750
                                                          TOTAL     $45,856,565         $36,150           $2,500

THE HARTFORD MUTUAL FUND II, INC.
   The Hartford Growth Fund                                          $1,103,445          $1,250
   The Hartford Growth Opportunities Fund                            $1,702,120          $1,500
   The Hartford SmallCap Growth Fund                                   $441,863            $750
   The Hartford Tax-Free Minnesota Fund                                 $36,026            $350
   The Hartford Tax-Free National Fund                                 $178,412            $600
   The Hartford U.S. Government Securities Fund                        $192,872            $600
   The Hartford Value Opportunities Fund                               $256,916            $750
                                                          TOTAL      $3,911,654          $5,800           $1,900

                             FIDELITY BOND COVERAGE
                       BASED ON ASSETS ON AUGUST 31, 2007

                                                                                           BOND REQUIREMENT
                                                                   GROSS ASSETS      BY SERIES OR           BY
                                                                    AUG. 2007         PORTFOLIO         REGISTRANT
                                                                  (000s omitted)    (000s omitted)    (000s omitted)


THE HARTFORD INCOME SHARES FUND, INC.                                  $101,975            $525             $525